Credit Suisse Institutional International Focus Portfolio
SUB-ITEM 77D: Policies with respect to security investments

At a meeting held on February 13, 2003, the Board of Directors approved an increase in the maximum amount of assets the International Focus Portfolio may invest in emerging market securities from 10% to 15% of total assets.